

Berker Hazar · 2nd

CEO at Hazar Insurance

Washington, District Of Columbia · 500+ connections ·

Contact info



Hazar Financial Serv

Georgetown Univers McDonough School (

Experience


HAZAR INSURANCE

Independent Insurance Agent

Hazar Financial Services

Jul 2009 – Present · 11 yrs 1 mo

United States

As an independent agency, we work for YOU and not the insurance carrier. Our job is to place you with the right carrier that fits your specific needs. We now work with many different insurance carriers. Some examples include Travelers,The Hartford, The Hanover, Foremost, Grange,Chubb and many more...


HFS

HFS Insurance Logo


REYETS

Partner

Reyets

Dec 2017 – Present · 2 yrs 8 mos

Washington D.C. Metro Area

Partner at Reyets, a mobile app and technology platform that offers a secure way to record video and document high-risk situations. Designed to help people protect their rights during interactions with law enforcement, at protests, in travel disputes, and any other incic

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Agent Member of the Board

Independent Insurance Agents and Brokers of America

Sep 2015 – Present · 4 yrs 11 mos

Our mission is to engage and develop a sustainable diverse independent agency network by partnering with state associations, carriers, and industry affinity groups.

mortgage

Aurora Financial Group

Jan 2007 – Jul 2009 · 2 yrs 7 mos

Loan officer

Education



Georgetown University McDonough School of Business

EML, Executive Masters in Leadership

2011 – 2012



University of the District of Columbia

Master of Business Administration - MBA, Business Administration and Management, General, 3.80

2005 – 2007



Kocaeli University

Bachelor of Engineering (B.E.), Geological/Geophysical Engineering

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Skills & Endorsements

Commercial Insurance · 35

Evan Grebenar 📞 and 34 connections have given endorsements for this skill

Insurance · 26



Endorsed by **Nicole Carter, CIC and 1 other who is highly skilled at this**

Property & Casualty Insurance · 21

Evan Grebenar 📞 and 20 connections have given endorsements for this skill

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